C SQUARED DEVELOPMENTS INC.
(formerly LUCERO RESOURCE CORP.)

735 – 1489 MARINE DRIVE
WEST VANCOUVER, B.C. V7T 1B8
tel. (604) 913-0613
fax (604) 913-0628

02 JUN 18 AM 11:23

June 4, 2002

SUPPL

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Room 3090
Washington, D.C. 20549
U.S.A.

02034961

Attention: Mr. Paul Dudek

Dear Sirs:

RE: C Squared Developments Inc. (formerly Lucero Resource Corp.)
12g3-2(b) Exemption - #82-1756

In order to maintain the above exemption in good standing, we enclose the following:

1. Form 45-102F2 – Certificate of Qualifying Issuer, dated May 13, 2002;
2. Notice of Annual General Meeting and Information Circular dated May 2, 2002, and form of Proxy and Return Card;
3. Annual Report and financial statements for the year ending December 31, 2001;
4. Confirmation of Mailing dated May 8, 2002;
5. Quarterly Report for the period ending March 31, 2002; and
6. Confirmation of Mailing dated May 29, 2002.

PROCESSED
JUN 2 6 2002
THOMSON
FINANCIAL

dlw 6/19

Yours very truly,

C SQUARED DEVELOPMENTS INC.

per:

Marilyn Wong,
Assistant Secretary

Encl.

82-1756.

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102 *RESALE OF SECURITIES*

C Squared Developments Inc. (the "Company") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on April 16, 2002 of:

(a) 2,000,000 special warrants at a price of $0.10 each, each special warrant being exchangeable into one common share and one share purchase warrant exercisable for a further share of the Company at a price of $0.10 in the first year and $0.12 in the second year; and

(b) 500,000 special warrants at a price of $0.12 each, each special warrant being exchangeable into one common share and one share purchase warrant exercisable for a further share of the Company at a price of $0.15 for a term of two years;

the Company was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver, B.C. this 13th day of May, 2002.

C SQUARED DEVELOPMENTS INC.

By: "Jonathan George"
Jonathan George, President

82-1756.

02 JUN 18 AM 11:34

PACIFIC CORPORATE TRUST COMPANY

625 Howe Street – 10th Floor
Vancouver, B.C. V6C 3B8

Telephone: (604) 689-9853
Fax: (604) 689-8144

May 8, 2002

B.C. Securities Commission
Executive Director
701 W Georgia Street, 9th Floor
Vancouver, B.C. V7Y 1L2

Dear Sirs\Mesdames:

RE: C SQUARED DEVELOPMENTS INC
MAILING ON MAY 8, 2002

We confirm that on the above date, the following material issued by the subject Company was forwarded by prepaid first class mail to all of the registered members of the Company and to intermediaries in accordance with National Policy 41:

Annual Report
Notice of Meeting
Proxy
Form 51-901F
Annual Financial Statements for the Year Ending December 31, 2001
Information Circular
Supplemental Return Card
Schedules B & C

Yours truly,

PACIFIC CORPORATE TRUST COMPANY

"Laurie Waddington"

Laurie Waddington
LW/jo

cc: Alberta Securities Commission
cc: TSX Venture Exchange
cc: C Squared Developments Inc
cc: Mccullough O'Connor Irwin
cc: Jones Richards & Company

G:\SEDAR\filings\2002\02agmpom\pdf\sqdMFINN.doc

82-1756.

02 JUN 13 AM 11:34

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of:	X	Schedule A
		Schedules B & C

ISSUER DETAILS:

Name of Issuer	C SQUARED DEVELOPMENTS INC.
Issuer Address	735 – 1489 Marine Drive, West Vancouver, B.C., V7T 1B8
Issuer Telephone Number	604-913-0613
Contact Person	Jonathan George
Contact Position	President
Contact Telephone Number	604-913-0613
Contact Email Address	N/A
Web Site Address	N/A
For Quarter Ended	March 31, 2002
Date of Report (yy/mm/dd)	02/05/17

CERTIFICATE

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this quarterly report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

"Jonathan George"	02/05/28
NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)
"Luca Riccio"	02/05/28
NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)

JONES RICHARDS & COMPANY
CERTIFIED GENERAL ACCOUNTANTS

Jack W. Lazareff
C.G.A.*

Deborah E. Graystone
B.Sc., C.G.A.*, T.E.P.

Keon J. Kwan
B.A., C.G.A.*, C.F.P.

Jindra Casperson
C.G.A.*

NOTICE TO READER

We have compiled the consolidated balance sheet of C Squared Developments Inc. as at March 31, 2002, the consolidated statement of operations and deficit, the consolidated statement of cash flows and the consolidated schedule of deferred exploration and development costs for the three months then ended from information provided by management.

We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Accordingly, readers are cautioned that these statements may not be appropriate for their purposes.

"Jones, Richards & Company"

CERTIFIED GENERAL ACCOUNTANTS

Vancouver, British Columbia
May 17, 2002

900 – 1200 Burrard Street, Vancouver, B.C. V6Z 2C7
TEL: 604.688-1910 FAX: 604.682-2368 WEB: www.jonesrichards.com
*PROFESSIONAL CORPORATIONS

C SQUARED DEVELOPMENTS INC.
CONSOLIDATED BALANCE SHEET
MARCH 31, 2002
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative audited consolidated figures for December 31, 2001)

	March 31, 2002	December 31, 2001
ASSETS		
Current Assets		
Cash	$ 72,471	$ 2,747
Cash in trust	1,388	1,388
Goods and services tax recoverable	4,729	3,573
Deposit	3,260	1,722
	81,848	9,430
Property, Plant and Equipment (Note 2)	20,598	16,916
Mineral Properties, including deferred cost (Note 3)	79,990	-
Reclamation Bonds	7,000	7,000
	$ 189,436	$ 33,346
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ 87,989	$ 119,788
Due to related party	475	41,725
Convertible loan payable	165,000	165,000
	253,464	326,513
SHAREHOLDERS' DEFICIENCY		
Share Capital (Note 4)	9,989,835	9,989,835
Share Subscription Advances	269,737	14,737
Deficit	(10,323,600)	(10,297,739)
	(64,028)	(293,167)
	$ 189,436	$ 33,346

Approved on Behalf of the Board:

"Jonathan George"
Director

"Luca Riccio"
Director

The accompanying notes are an integral part of these financial statements.

C SQUARED DEVELOPMENTS INC.
CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
FOR THE THREE MONTHS ENDED MARCH 31, 2002
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative unaudited consolidated figures for the three months ended March 31, 2001)

	2002	2001
ADMINISTRATION COSTS:		
Amortization	$ 1,060	$ 1,160
Consulting fees	2,400	10,500
Management fees	10,500	10,500
Office	5,611	21
Professional fees	1,000	750
Promotion and travel	-	254
Regulatory and transfer agent fees	4,368	2,848
Shareholder communications	955	722
TOTAL ADMINISTRATION COSTS	25,894	26,755
OTHER ITEM:		
Interest and investment income	(33)	(216)
NET LOSS FOR THE PERIOD	25,861	26,539
DEFICIT AT BEGINNING OF PERIOD	10,297,739	10,150,051
DEFICIT AT END OF PERIOD	$ 10,323,600	$ 10,176,590
Loss per share	$ (0.01)	$ (0.01)

The accompanying notes are an integral part of these financial statements.

C SQUARED DEVELOPMENTS INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2002
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative unaudited consolidated figures for the three months ended March 31, 2001)

	2002	2001
OPERATING ACTIVITIES:		
Net loss for the period	$ (25,861)	$ (26,539)
Adjustment:		
Amortization	1,060	1,160
	(24,801)	(25,379)
Changes in non-cash working capital items:		
Goods and services tax recoverable	(1,156)	(344)
Prepaid expenses	(1,538)	(1,125)
Accounts payable and accrued liabilities	(31,799)	5,307
Due to related parties	(41,250)	
	(100,544)	(21,541)
FINANCING ACTIVITIES:		
Share subscription advances	255,000	-
INVESTING ACTIVITIES:		
Acquisition costs of property, plant and equipment	(4,742)	-
Acquisition costs of mineral properties	(75,000)	-
Deferred exploration and development costs	(4,990)	-
	(84,732)	-
INCREASE (DECREASE) IN CASH	69,724	(21,541)
CASH AT BEGINNING OF PERIOD	4,135	53,279
CASH AT END OF PERIOD	$ 73,859	$ 31,738
Cash consists of:		
Cash	$ 72,471	$ 31,738
Cash in trust	1,388	-
	$ 73,859	$ 31,738

The accompanying notes are an integral part of these financial statements.

C SQUARED DEVELOPMENTS INC.
CONSOLIDATED SCHEDULE OF DEFERRED EXPLORATION AND DEVELOPMENT COSTS
FOR THE THREE MONTHS ENDED MARCH 31, 2002
(UNAUDITED)
(SEE: NOTICE TO READER)
(With comparative unaudited consolidated figures for the three months ended March 31, 2001)

	2002	2001
EXPLORATION AND DEVELOPMENT COSTS:		
Office and miscellaneous	$ 490	$ -
Staking work	4,500	-
	4,990	-
Balance, beginning of period	-	-
Balance, end of period	$ 4,990	$ -

The accompanying notes are an integral part of these financial statements.

C SQUARED DEVELOPMENT INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The interim financial statements of C Squared Developments Inc. (the "Company") have been prepared in accordance with the same accounting policies and methods of their application as the most recent audited financial statements for the year ended December 31, 2001, except that they do not include all note disclosures required for annual financial statements. It is suggested that the interim financial statements be read in conjunction with the annual financial statements.

2. PROPERTY, PLANT AND EQUIPMENT

	Cost	Accumulated Amortization	March 31, 2002 Net Book Value	December 31, 2001 Net Book Value
Office furniture and equipment	$ 43,867	$ 27,814	$ 16,053	$ 14,839
Computer equipment	27,838	23,293	4,545	2,077
	$ 71,705	$ 51,107	$ 20,598	$ 16,916

3. MINERAL PROPERTIES

The Company is in the process of entering into a Joint Venture agreement to acquire a 50% interest in 900 mineral claims in the Otish Mountain area of central Quebec. At March 31, 2002, the Company had prepaid $75,000 in acquisition costs and $4,990 in deferred exploration and development costs toward this Joint Venture.

4. SHARE CAPITAL

The authorized share capital of the Company consists of 100,000,000 shares without par value.

The Company has issued shares of its capital stock as follows:

	March 31, 2002		December 31, 2001	
	Number of Shares	Amount	Number of Shares	Amount
Balance, Beginning of Period/Year	2,447,219	$ 9,989,835	2,246,557	$ 9,789,173
Issued During the Period/Year for:				
Debt	-	-	200,662	200,662
Balance, End of Period/Year	2,447,219	$ 9,989,835	2,447,219	$ 9,989,835

4. SHARE CAPITAL (CONT'D)

Transactions for the Issue of Share Capital
During the Period Ended March 31, 2002:

Nil.

Stock Options:

The Company has adopted an incentive stock option plan (the "Plan"). The essential elements of the Plan provide that the aggregate number of shares of the Company's capital stock issuable pursuant to options granted under the Plan may not exceed 402,311. Options granted under the Plan will have a maximum term of ten (10) years. The exercise price of options granted under the Plan will not be less than the market price of the shares (defined as the average closing market price of the Company's shares for the ten (10) trading days immediately preceding the day on which the TSX Venture Exchange receives notice regarding the granting of such options), or such other price as may be agreed to by the Company and accepted by the TSX Venture Exchange.

The Company currently has no long-term incentive plans other than incentive stock options granted from time to time by the Board of Directors.

A summary of the status of the Company's stock option plan as of March 31, 2002 and December 31, 2001, and changes during the period/year then ended is as follows:

	March 31, 2002		December 31, 2001	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of period/year	69,000	$ 2.00	104,000	$ 2.00
Granted	300,000	0.10	-	-
Forfeited/cancelled	(69,000)	(2.00)	(35,000)	(2.00)
Options outstanding, end of period/year	300,000	$ 0.10	69,000	$ 2.00

At March 31, 2002, the Company had outstanding stock options exercisable to acquire 300,000 shares at a price of $0.10 per share on or before January 8, 2007.

4. SHARE CAPITAL (CONT'D)

The following table summarizes information about the stock options outstanding and exercisable at March 31, 2002:

Range of Prices $	Number	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price $
0.10	300,000	4.78	0.10

The Company follows the settlement accounting method of accounting for stock-based compensation awards granted to employees and non-employee Directors. Accordingly, no compensation expense has been recognized in the consolidated statements of operations for stock options granted. Had compensation costs been determined, based on the fair values at the dates of the grants for those options vested in the period, net loss and loss per share would have been the amounts shown below:

Net loss for the period	$ 25,861
Unrecorded stock option compensation adjustment	23,130
Pro-forma net loss for the period	$ 48,991
Pro-forma loss per share	$ (0.003)

The fair values of options vested during the three months ended March 31, 2002 was estimated at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected volatility	101.65%
Risk-free interest rate	4.47%
Expected life	2 years
Dividend yield	0%

Warrants:

At March 31, 2002, the Company had outstanding share purchase warrants to acquire 268,072 shares at a price of $1.40 per share on or before August 22, 2003.

5. RELATED PARTY TRANSACTIONS

Management fees totalling $10,500 (2001 - $42,000) have been incurred with the President of the Company.

The above noted transaction has been in the normal course of operations and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

6. ADDITIONAL INFORMATION

a. The Company completed a non-brokered Private Placement financing consisting of 2,000,000 Special Warrants at a price of $0.10 per Special Warrants for a total consideration of $200,000. Each Special Warrant is convertible, at no additional cost, into one (1) common share and one (1) share purchase warrant. Each share purchase warrant is exercisable to acquire one (1) additional share at a price of $0.10 per share on or before January 8, 2003 and at a price of $0.12 per share on or before January 8, 2004.

b. The Company completed a non-brokered Private Placement financing consisting of 500,000 Special Warrants at a price of $0.12 per Special Warrants for a total consideration of $60,000. Each Special Warrant is convertible, at no additional cost, into one (1) common share and one (1) share purchase warrant. Each share purchase warrant is exercisable to acquire one (1) additional share at a price of $0.15 per share on or before January 21, 2004.

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: ____ Schedule A
X Schedules B & C

ISSUER DETAILS:

Name of Issuer	C SQUARED DEVELOPMENTS INC.
Issuer Address	735 – 1489 Marine Drive, West Vancouver, B.C., V7T 1B8
Issuer Telephone Number	604-913-0613
Contact Person	Jonathan George
Contact Position	President
Contact Telephone Number	604-913-0613
Contact Email Address	N/A
Web Site Address	N/A
For Quarter Ended	March 31, 2002
Date of Report (yy/mm/dd)	02/05/17

CERTIFICATE

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this quarterly report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

"Jonathan George" 02/05/28
NAME OF DIRECTOR DATE SIGNED (YY/MM/DD)

"Luca Riccio" 02/05/28
NAME OF DIRECTOR DATE SIGNED (YY/MM/DD)

C SQUARED DEVELOPMENTS INC.
MARCH 31, 2002

Section 1

A. ANALYSIS OF EXPENSES AND DEFERRED COSTS:

See the accompanying financial statements.

Section 2

A. RELATED PARTY TRANSACTIONS FOR THE CURRENT FISCAL YEAR-TO-DATE:

See Note 5 of the accompanying consolidated financial statements.

The aggregate amount of expenditures made to parties not at arms length from the issuer are $10,500 during the current fiscal year to date.

Section 3

A. SECURITIES ISSUED DURING PERIOD ENDED MARCH 31, 2002:

NIL

B. OPTIONS GRANTED DURING PERIOD ENDED MARCH 31, 2002:

Date Granted	Name of Optionee	Number of Options	Exercise Price	Expiry Date
Jan. 8/02	J. George	100,000	$0.10	January 8, 2007
Jan. 8/02	R. Angus	100,000	$0.10	January 8, 2007
Jan. 8/02	M. Wong	50,000	$0.10	January 8, 2007
Jan. 8/02	L. Riccio	25,000	$0.10	January 8, 2007
Jan. 8/02	R. Watts	25,000	$0.10	January 8, 2007

Section 4

A. AUTHORIZED AND ISSUED SHARE CAPITAL AS AT MARCH 31, 2002:

Authorized share capital - 100,000,000 shares without par value.

A total of 2,447,219 shares have been issued for a total of $9,989,835.

C SQUARED DEVELOPMENTS INC.
MARCH 31, 2002

B. OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS AT MARCH 31, 2002:

Type of Security	Number or Amount	Exercise or Conversion Price	Expiry Date
Options	300,000	$0.10	January 8, 2007
Warrants	268,072	$1.40	August 22, 2003

C. SHARES IN ESCROW OR SUBJECT TO POOLING AS AT MARCH 31, 2002:

Common shares in escrow - NIL

Section 5

A. LIST OF DIRECTORS AND OFFICERS AS AT MAY 17, 2002:

Jonathan George	President/Director
Luca Riccio	Director
Robert A. Watts	Director
R. Stuart Angus	Secretary/Director
Marilyn Wong	Assistant Secretary

C SQUARED DEVELOPMENTS INC.
MARCH 31, 2002

REVIEW OF OPERATIONS

During the period ended March 31, 2002, the Company made a significant mineral property acquisition and completed two private placements.

Acquisitions

On February 14, 2002, the Company acquired a 50% interest in 900 mineral claims in the Otish Mountain area of central Quebec. The claims were acquired to explore their potential to host kimberlite pipes, six of which have been located by Ashton Mining of Canada in the region. The Company paid 10% above staking costs and has agreed to issue 200,000 shares to an arm's length party who facilitated the acquisition.

Financings

On January 9, 2002, the Company entered into a non-brokered private placement of up to two million special warrants at a price of $0.10 per special warrant for gross proceeds of $200,000. Each special warrant is exercisable into one unit, each unit being comprised of one share and one share purchase warrant. Each share purchase warrant entitles the purchaser to acquire an additional share at a price of $0.10 per share in year one and at a price of $0.12 per share in year two.

On January 22, 2002, the Company entered into a non-brokered private placement of up to 500,000 special warrants for gross proceeds of $60,000. Each special warrant is exercisable into one unit, each unit being comprised of one share and one share purchase warrant. Each share purchase warrant entitles the purchaser to acquire an additional share at a price of $0.15 per share for a term of two years.

Proceeds of the financings are to be used towards acquisitions, debt, and general working capital.

During the period, there were no material differences in the actual use of proceeds from the previous disclosure by the Company regarding its intended use of proceeds.

There were no investor relations activities undertaken by the Company during the current fiscal year-to-date, and no investor relations arrangement or contracts entered into by the Company during that period.

82-1756.

C SQUARED DEVELOPMENTS INC.

735 – 1489 Marine Drive
West Vancouver, B.C. V7T 1B8

Tel. (604) 913-0613
Fax (604) 913-0628

May 29, 2002

British Columbia Securities Commission
Alberta Securities Commission
TSX Venture Exchange

Dear Sirs:

RE: C Squared Developments Inc. (the "Company")
Mailing on May 29, 2002

We confirm that on the above date, the following material issued by the Company was forwarded by prepaid first class mail to all the persons on the Supplementary Mailing List maintained at Pacific Corporate Trust Company, being the Company's Registrar and Transfer Agent:

- Form 51-901F
- Interim Financial Statements for the First Quarter Ending March 31, 2002
- Schedules B & C

Yours very truly,

C SQUARED DEVELOPMENTS INC.
Per:

"Marilyn Wong"

Marilyn Wong
Assistant Secretary